Elektrim

Warsaw, 19 September 2002

Re: Rule 12g 3 – 2(b), File 82/4665

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
USA

Attention: Division of International Corporate Finance

Dear Sirs,

In accordance with the provisions of Rule 12 g 3-2 (b) we enclose documents listed below which were made public:

1. Announcement dated 5 August 2002:

Stand-alone Financial Statement of Elektrim S.A.

SA-Q 2/2002 (For issuers of securities conducting business in the sector of production, construction, trading and services)

Pursuant to § 1 section 2 and § 57 section 1 item 1 of the Ordinance of the Council of Ministers of 16 October 2001 - Journal of Laws No 139, item 1569

The Management Board of Elektrim S.A. discloses financial statement for the 2nd quarter of 2002:

dlw 10/8

Elektrim SA
ul. Pańska 77/79, 00-834 Warszawa
tel. (+48 22) 652 88 01, 652 81 11
fax (+48 22) 652 87 56; www.elektrim.pl

SELECTED FINANCIAL DATA (current year)	In PLN thousand		In EURO thousand	
	2 quarters cumulative from 1.01.2002 to 30.06.2002	2 quarters-cumulative from 1.01.2001 to 30.06.2001	2 quarters-cumulative from 1.01.2002 to 30.06.2002	2 quarters cumulative from 1.01.2002 to 30.06.2002
I. Net sales revenues	85 845	79 484	23 185	22 199
II. Operating profit (loss)	-73 968	-87 498	-19 977	-24 437
III. Profit (loss) before taxes	-304 723	-310 680	-82 300	-86 768
IV. Net profit (loss)	-304 723	-310 680	-82 300	-86 768
V. Net cash flows from operating activities	-217 055	65 745	-58 622	18 361
VI. Net cash flows from investing activities	443 103	-169 580	119 673	-47 361
VII. Net cash flows from financing activities	-335 261	38 067	-90 547	10 631
VIII. Total net cash flows	-109 213	-65 768	-29 496	-18 368
IX. Total assets	7 925 919	9 293 789	1 976 982	2 751 025
X. Liabilities and provisions for liabilities	4 542 149	5 982 523	1 132 960	1 770 868
XI. Long-term liabilities	190 429	2 024 194	47 499	599 175
XII. Current liabilities	2 590 989	1 973 678	646 277	584 222
XIII. Shareholders' equity	3 383 770	3 311 266	844 022	980 157
XIV. Share capital	83 770	83 770	20 895	24 796
XV. Number of shares	83 770 297	83 770 297	83 770 297	83 770 297
XVI. Profit (loss) per ordinary share (in PLN/EURO)	-3,64	-3,71	-0,98	-1,04
XVII. Diluted profit (loss) per ordinary share (in PLN/EURO)	-3,46	-2,78	-0,94	-0,78
XVIII. Book value per share (in PLN/EURO)	40,39	39,53	10,08	11,70
XIX. Diluted book value per share (in PLN/EURO)	38,51	39,53	9,61	11,70
XX. Declared or paid dividend per share (in PLN/EURO)				

BALANCE SHEET (in thousands of PLN)	As at 30.06.2002 end of quarter 2002	As at 31.03.2002 end of prior quarter 2002	As at 30.06.2001 end of quarter 2001	As at 31.03.2001 end of prior quarter 2001
Assets				
I. Fixed assets	**6 349 111**	**6 365 399**	**6 701 540**	**8 072 549**
1. Intangible assets, of which:	2 814	3 495	2 532	2 481
- goodwill				
2. Tangible fixed assets	40 396	41 269	42 676	42 308
3. Long-term receivables	222 070	240 444	288 927	318 822
3.1. From associated companies	0	0	0	0
3.2. From other companies	222 070	240 444	288 927	318 822
4. Long-term investment	6 083 831	6 080 191	6 367 405	7 708 938
4.1. Real estate	108 377	108 377	108 377	108 377
4.2. Intangible assets				
4.3.Long-term financial fixed assets	5 975 454	5 971 814	6 259 028	7 600 561
a) in associated companies, of which:	5 969 537	5 965 901	6 253 112	7 434 304
- shares in subsidiary companies subject to valuation by the equity method				
b) in other companies	5 917	5 913	5 916	166 257
4.4. Other long-term investment	0	0	0	0
5. Long-term deferred expenses and income taxes	0	0	0	0
5.1. Deferred income taxes	0	0	0	0
5.2. Other deferred assets				
II. Current assets	**1 576 808**	**1 793 194**	**2 592 249**	**1 799 483**
1. Inventories	1 808	1 808	19 169	19 488
2. Current receivables	362 535	496 716	336 745	341 563
2.1. From associated companies	241 568	181 278	132 779	167 236

2.2. From other companies	120 967	315 438	203 966	174 327
3. Current investment	1 201 266	1 281 131	2 130 282	1 243 673
3.1. Current financial assets	1 201 266	1 281 131	2 130 282	1 243 673
a) in associated companies	427 948	426 709	1 893 107	974 600
b) in other companies	48 335	53 315	76 151	71 963
c) cash and cash equivalents	724 983	801 107	161 024	197 110
3.2. Other current investment				
4. Current deferred expenses and income taxes	11 199	13 539	106 053	194 759
Total assets	**7 925 919**	**8 158 593**	**9 293 789**	**9 872 032**

Liabilities				
I. Shareholders' equity	**3 383 770**	**3 706 834**	**3 311 266**	**3 616 968**
1. Share capital	83 770	83 770	83 770	83 770
2. Not paid-up share capital (negative value)	0	0	0	0
3. Own shares (negative value)	0	0	0	0
4. Reserve capital	3 492 059	3 454 616	3 454 616	648 653
5. Revaluation reserve capital	51 308	52 579	50 551	50 923
6. Other reserve capitals	57 270	57 270	57 270	57 270
7. Prior years' profit (loss)	4 086	78 555	-24 261	2 781 703
8. Net profit (loss)	-304 723	-19 956	-310 680	-5 351
9. Net profit write-offs during financial year (negative value)	0	0	0	0
II. Liabilities and provisions for liabilities	**4 542 149**	**4 451 759**	**5 982 523**	**6 255 064**
1. Provisions for liabilities	1 694 190	1 521 425	1 897 192	1 745 969
1.1. Provisions for deferred income tax	1 361 726	1 361 726	1 538 721	1 538 867
1.2. Provisions for pension and allowances and similar allowances	23 239	14 381	20 451	23 214
a) long-term	560	1 496	1 496	6 870
b) current	22 679	12 885	18 955	16 344
1.3. Other provisions	309 225	145 318	338 020	183 888
a) long-term	0	0	0	0
b) current	309 225	145 318	338 020	183 888
2. Long-term liabilities	190 429	190 429	2 024 194	2 056 564
2.1. To associated companies	0	0	0	0
2.2. To other companies	190 429	190 429	2 024 194	2 056 564
3. Current liabilities	2 590 989	2 674 466	1 973 678	2 000 915
3.1. To associated companies	133 952	81 097	147 681	202 812
3.2. To other companies	2 453 367	2 589 640	1 821 771	1 793 910
3.3. Purpose funds	3 670	3 729	4 226	4 193
4. Accrued expenses	66 541	65 439	87 459	451 616
4.1. Negative goodwill				
4.2. Other accrued expenses	66 541	65 439	87 459	451 616
a) long-term	64 555	64 555	64 750	67 298
b) current	1 986	884	22 709	384 318
Total liabilities	**7 925 919**	**8 158 593**	**9 293 789**	**9 872 032**

Book value	3 383 770	3 706 834	3 311 266	3 616 968
Number of shares	83 770 297	83 770 297	83 770 297	83 770 297
Book value per share (in PLN)	40,39	44,25	39,53	43,18
Diluted number of shares	87 970 297	83 770 297	111 817 657	114 880 573
Diluted book value per share (in PLN)	38,51	44,25	39,53	43,18

If the diluted book value per share were bigger than the undiluted book value per share the lower value is taken as the diluted book value per share

OFF-BALANCE SHEET ITEMS	As at 30.06.2002 end of quarter 2002	As at 31.03.2002 End of prior quarter 2002	As at 30.06.2001 end of quarter 2001	As at 31.03.2001 End of prior quarter 2001
2. Conditional liabilities	464 093	326 389	378 218	529 651
2.1. To associated companies (in virtue of)	411 493	103 305	201 945	322 353
- guarantees granted	411 493	103 305	201 945	322 353
2.2. To other companies (in virtue of)	52 600	223 084	176 273	207 298
- guarantees granted	52 600	223 084	176 273	207 298
3. Other (in virtue of)				
Total off-balance sheet items	**464 093**	**326 389**	**378 218**	**529 651**

PROFIT AND LOSS ACCOUNT (in thousands of PLN)	2 Q 2002 from 1.04.2002 to 30.06.2002	2 quarters 2002 cumulative from 1.01.2002 to 30.06.2002	2 Q 2001 from 1.04.2001 to 30.06.2001	2 quarters 2001 cumulative from 1.01.2001 to 30.06.2001
I. Net sales revenues, of which:	**66 638**	**85 845**	**26 022**	**79 484**
- from associated companies	1 194	2 726	4 403	7 317
1. Net sales of products	2 169	6 643	5 877	10 360
2. Net sales of merchandise and raw materials	64 469	79 202	20 145	69 124
II. Cost of sales, of which:	**64 592**	**80 227**	**20 385**	**69 903**
- from associated companies	99	262	241	911
1. Cost of products sold	-337	6 943	3 796	5 805
2. Value of merchandise and raw materials sold	64 929	73 284	16 589	64 098
III. Gross profit (loss) on sales (I-II)	**2 046**	**5 618**	5 637	**9 581**
IV. Selling expenses	500	786	-230	1 152
V. General administrative expenses	23 261	45 179	30 189	79 678
VI. Profit (loss) on sales (III-IV-V)	**-21 715**	**-40 347**	**-24 322**	**-71 249**
VII. Other operating income	**3 730**	**5 267**	**31 160**	**47 133**
1. Income on sale of non-financial fixed assets	24	28	-25	0
2. Subsidies	0		0	0
3. Other operating income	3 706	5 239	31 185	47 133
VIII. Other operating costs	**37 783**	**38 888**	**63 235**	**63 382**
1. Loss on sale of non-financial fixed assets	1	1	68	68
2. Revaluation of non-financial assets	36	36	0	
3. Other operating costs	37 746	38 851	63 167	63 314
IX. Profit (loss) on operating activities (VI+VII-VIII)	**-55 768**	**-73 968**	**-56 397**	**-87 498**
X. Financial income	**67433**	**138946**	**192 106**	**352 795**
1. Dividends and participation in profits, of which:	0	0	681	681
- in associated companies	0	0	0	
2. Interest, of which:	35279	50895	39 917	84 029
- from associated companies	28703	36086	7 610	72 280
3. Profit on disposal of investments	0	0	0	1 560
4. Revaluation of investments	-4926	48491	19 036	20 771
5. Other	37080	39560	132 472	245 754
XI. Financial costs	**296432**	**369701**	**441 038**	**575 977**
2. Interest, of which:	11031	29075	-30 538	39 639
- from associated companies	14210	14210	0	4 235
2. Loss on disposal of investments	0	49361	12 650	26 960
3. Revaluation of investments	0	0	97 452	97 452
4. Other	285401	291265	361 474	411 926
XII. Profit (loss) on ordinary activities (IX+X-XI)	**-284 767**	**-304 723**	**-305 329**	**-310 680**
XIII. Extraordinary items (XIII.1. - XIII.2.)	**0**	**0**	**0**	**0**

1. Extraordinary profit	0	0	0	0
2. Extraordinary loss	0	0	0	0
XIV. Profit (loss) before taxes (XII+/-XIII)	**-284 767**	**-304 723**	**-305 329**	**-310 680**
XV. Corporate income tax			0	
a) current	0		0	
b) deferred	0		0	
XVI. Other obligatory profit decreases (loss increases)			0	
XVII. Share of profits (losses) of subsidiary companies *subject to valuation by the equity method*			0	
XVIII. Net profit (loss) (XIV-XV-XVI+/-XVII)	**-284 767**	**-304 723**	**-305 329**	**-310 680**

Net profit (loss) for 12 months		**71 749**		**2 693 911**
Weighted average number of ordinary shares		**83 770 297**		**83 770 297**
Profit (loss) per ordinary share (in PLN)		**0,86**		**32,16**
Weighted average diluted number of ordinary shares		**87 970 297**		**111 817 657**
Diluted profit (loss) per ordinary share (in PLN)		**0,82**		**23,12**

As the diluted net profit per share for 2 Q 2001 and 2 Q 2002 would be smaller than the undiluted net profit per share the lower value is taken as the diluted net profit per share.

STATEMENT OF SHAREHOLDERS' EQUITY (in thousands of PLN)	2 Q 2002 from 1.04.2002 to 30.06.2002	2 quarters 2002 cumulative from 1.01.2002 to 30.06.2002	2 Q 2001 from 1.04.2001 to 30.06.2001	2 quarters 2001 cumulative from 1.01.2001 to 30.06.2001
I. Shareholders' Equity at the beginning of the period (opening balance)	*3 689 764*	*3 688 294*	*3 622 319*	*3 698 600*
a) restatement for changes in accepted accounting principles (policies)	47 136	45 666	42 953	43 160
b) adjustments of material misstatements	-121 761	-121 761	-121 761	-121 761
I.a. Shareholders' Equity at the beginning of the period (opening balance), after restatement to comparative data	3 689 764	3 688 294	3 622 319	3 622 526
1. Share capital at the beginning of the period	83 770	83 770	83 770	83 770
1.1. Changes in share capital	0	0	0	0
a) additions, of which:	0	0	0	0
- issue of shares	0	0	0	0
b) deductions (of which):	0	0	0	0
- amortisation of shares	0	0	0	0
1.2. Share capital at the end of the period	**83 770**	**83 770**	**83 770**	**83 770**
2. Unpaid share capital at the beginning of the period	0	0	0	0
2.1. Change in unpaid share capital	0	0	0	0
a) additions	0	0	0	0
b) deductions	0	0	0	0
2.2. Change in unpaid share capital at the end of period	0	0	0	0
3. Own shares at the beginning of the period	0	0	0	0
3.1. Change in own shares	0	0	0	0
a) additions	0	0	0	0
b) deductions	0	0	0	0
3.2. Own shares at the end of the period	0	0	0	0
4. Reserve capital at the beginning of the period	3 454 616	3 454 616	648 653	648 653
4.1. Change in reserve capital	37 443	37 443	2 805 963	2 805 963
a) additions of which:	59 177	59 177	2 805 963	2 805 963
- issuance of shares above nominal value	0	0	0	0
- appropriation of profit (by law)	0	0	27 115	27 115

- appropriation of profit (in excess of value required by law)	59 177	59 177	2 778 848	2 778 848
b) deductions (of which):	21 734	21 734	0	0
- coverage of loss	21 734	21 734	0	0
4.2. Reserve capital at the end of the period	**3 492 059**	**3 492 059**	**3 454 616**	**3 454 616**
5. Revaluation reserve at the beginning of the period	**52 579**	**51 109**	**50 923**	**51 130**
5.1. Changes in revaluation reserve	-1 271	199	-372	-579
a) additions (of which):	199	199	0	0
- adjustment to valuation of long-term financial assets		199		0
b) deductions (of which):	1 470	0	372	579
- disposal of tangible fixed assets	1 470	0	372	579
5.2. Revaluation reserve at the beginning of the period	**51 308**	**51 308**	**50 551**	**50 551**
6. Other reserve capitals at the beginning of the period	**57 270**	**57 270**	57 270	57 270
6.1. Changes in other provisions				
a) additions (of which)				
b) deductions (of which)				
6.2. Other reserve capitals at the end of the period	**57 270**	**57 270**	**57 270**	**57 270**
7. Retained earnings (accumulated loss) at the beginning of the period	**41 529**	**41 529**	**2 781 703**	**2 781 703**
7.1. Retained earnings at the beginning of the period	59 177	59 177	**2 805 964**	2 805 964
a) restatement for changes in accepted accounting principles (policies)	4 086	4 086		0
7.2. Retained earnings at the beginning of the period, after restatement to comparative data	**63 263**	**63 263**	**2 805 964**	**2 805 964**
a) additions (of which):				
- appropriation of retained profit				
b) deductions (of which):	59 177	59 177	2 805 964	2 805 964
- transfer of retained earnings to reserve capital	59 177	59 177		
7.3. Retained earnings at the end of the period	**4 086**	**4 086**	**0**	**0**
7.4. Accumulated loss at the beginning of the period	-21 734	-21 734	-21 734	-21 734
a) restatement for changes in accepted accounting principles (policies)			-2 527	-2 527
7.5. Retained earnings at the beginning of the period, after restatement to comparative data	**-21 734**	**-21 734**	**-24 261**	**-24 261**
a) additions (of which):				
- addition from loss for prior years				
b) deductions (of which):	-21 734	-21 734		
- coverage of loss from reserve capital	-21 734	-21 734		
7.6. Accumulated loss at the end of the period	**0**	**0**	**-24 261**	**-24 261**
7.7. Retained earnings (loss) at the end of the period	**4 086**	**4 086**	**-24 261**	**-24 261**
8. Net result	**-304 723**	**-304 723**	**-310 680**	**-310 680**
a) net profit				
b) net loss	304 723	304 723	310 680	310 680
c) write-offs from profit				
II. Shareholders' Equity at the end of the period (closing balance)	3 383 770	3 383 770	3 311 266	3 311 266
III. Shareholders' Equity following the proposed appropriation of profit (coverage of loss)				

STATEMENT OF CASH FLOWS (in thousands of PLN)	2 Q 2002 from 1.04.2002 to 30.06.2002	2 quarters 2002 cumulative from 1.01.2002 to 30.06.2002	2 Q 2001 from 1.04.2001 to 30.06.2001	2 quarters 2001 cumulative from 1.01.2001 to 30.06.2001
A. Cash flows from operating activities - indirect method				
I. Net profit (loss)	**-284 767**	**-304 723**	**-305 329**	**-310 680**
II. Total adjustments	**206 790**	**87 668**	**369 395**	**376 425**
1. Share in net profits (losses) of companies subject to valuation by the equity method	0	0	0	0
2. Depreciation and amortisation	207	2 918	1 367	2 690
3. (Gain) loss on foreign exchange differences	-246	-28 877	-13 955	-22 318
4. Interest and dividends	-22 172	-19 743	98 200	124 103
5. Profit (loss) on investing activities	0	49 361	12 743	25 468
6. Change in provisions	135 738	136 099	168 644	154 119
7. Change in inventories	0	3 763	319	319
8. Change in receivables	136 293	42 375	172 775	180 216
9. Change in current liabilities (excluding loans and credits)	-53 733	-51 592	21 712	28 385
10. Change in deferred and accrued expenses	3 442	-1 131	-276 758	-299 584
11. Other adjustments	7 261	-45 505	184 348	183 027
III. Net cash flows from operating activities (I+/-II)	**-77 977**	**-217 055**	**64 066**	**65 745**
B. Cash flows from investing activities				
I. Income	**400**	**443 754**	**2 945**	**10 470**
1. Sale of intangibles and tangible fixed assets	28	28	499	883
2. Sale of real estate and intangible assets	0		0	
3. From financial assets, of which:	**372**	**443 726**	**2 446**	**9 587**
a) in associated companies	**372**	**443 726**	**0**	**1 091**
- sale of financial assets	0	443 354	0	1 000
- dividends and participation in profits	0		0	
- repayment of long-term loans	0		0	
- interest	372	372	0	1
- other income from financial assets	0		0	90
b) in other companies	0		**2 446**	**8 496**
- sale of financial assets	0		0	6 050
- dividends and participation in profits	0		681	681
- repayment of long-term loans	0		1 765	1 765
- interest	0		0	0
- other income from financial assets	0		0	0
4. Other income from investing activities	0		0	0
II. Expenses	**0**	**-651**	**-48 542**	**-180 050**
1. Acquisition of intangible and tangible fixed assets	0		-1 189	-3 183
2. Investment in real estate and intangibles	0		0	0
3. Financial assets, of which:	0		-27 183	-113 668
a) in associated companies	0		-27 183	-113 642
- acquisition of financial assets	0		-27 183	-113 642
- long-term loans extended	0		0	0
b) in other companies	0	-651	0	-26
- acquisition of financial assets	0	-651	0	-26
- long-term loans extended	0		0	0
4. Other investment expenses	0		-20 170	-63 199
III. Net cash flows from investing activities (I+/-II)	**400**	**443 103**	**-45 597**	**-169 580**
C. Cash flows from financial activities				
I. Income	**6 812**	**14 890**	**159 967**	**519 656**
1. Net income from issuance of shares and other capital instruments and additional payment to capital	0		0	0

2. Credits and loans	0		7 958	82 066
3. Issuance of debt securities	0		152 009	418 756
4. Other financial income	6 812	14 890	0	18 834
II. Expenses	**-5 359**	**-350 151**	**-214 522**	**-481 589**
1. Acquisition of own shares	0		0	
2. Dividends and payment to shareholders	0		0	
3. Other expenses relating to appropriation of profits other than payments to shareholders	0		0	
4. Repayment of credits and loans	0	-1 088	-40 693	-63 678
5. Redemption of debt securities	0	-340 500	0	-199 247
6. Other financial liabilities	0		0	
7. Payment of liabilities due on financial leasing agreements	0		0	
8. Interest	-5 359	-8 563	-97 366	-142 103
9. Other financial expenses	0		-76 463	-76 561
III. Net cash flows from financial activities (I-II)	**1 453**	**-335 261**	**-54 555**	**38 067**
D. Total net cash flows (A.III+/-B.III+/-C.III)	**-76 124**	**-109 213**	**-36 086**	**-65 768**
E. Change in balance-sheet cash and cash equivalents, of which	**-76 124**	**-109 213**	**-36 086**	**-65 768**
- change in cash and cash equivalents by virtue of foreign exchange differences				
F. Cash and cash equivalents - beginning of period	**801 107**	**834 196**	**197 110**	**226 792**
G. Cash and cash equivalents - end of period (F+/-D), of which:	**724 983**	**724 983**	**161 024**	**161 024**
- cash and cash equivalents with a restricted possibility of disposal		200 528		149 124

2. Announcement dated 9 August 2002:

The Management Board of Elektrim S.A. announces that on 8 August 2002 it received the decision of the Warsaw Regional Court, XX Commercial Department, dated 7 August 2002, that the appellate proceeding commenced as a result of the appeal filed by Elektrim S.A. as debtor and Fabryka Kotłów RAFAKO S.A., Fabryki Aparatów Elektrycznych APENA S.A. and The Law Debenture Trust Corporation p.l.c. as creditors against the decision of the lower court dated 23 April 2002 relating to the discontinuation of the composition proceeding had been discontinued.

All appeals were withdrawn by 31 July 2002 (current report no 118/02).

SELECTED FINANCIAL DATA	In PLN thousand		In EUR thousand	
	2 Q cumulative (current year) *from* 01.01.2002 to 30.06.2002	2 Q cumulative (prior year.) *from* 01.01.2001 to 30.06.2001	2 Q cumulative (current year) *from* 01.01.2002 to 30.06.2002	2 Q cumulative (prior year.) *from* 01.01.2001 to 30.06.2001
I. Net sales revenues	1 069 382	1 755 786	288 819	490 361
II. Operating profit (loss)	(106 927)	(178 578)	(28 879)	(49 874)
III. Profit (loss) before taxes	(383 918)	(501 996)	(103 689)	(140 199)
IV. Net profit (loss)	(460 773)	(393 046)	(124 446)	(109 771)
V. Net cash flows from operating activities	(286 753)	323 646	(77 446)	90 389
VI. Net cash flows from investing activities	297 428	(343 318)	80 329	(95 883)
VII. Net cash flows from financing activities	(58 620)	(76 530)	(15 832)	(21 374)
VIII. Total net cash flows	(47 945)	(96 202)	(12 949)	(26 868)
IX. Total assets	6 658 103	10 656 659	1 660 748	3 154 444
X. Liabilities and provisions for liabilities	5 286 492	6 696 942	1 318 623	1 982 341
XI. Long-term liabilities	213 546	2 629 459	53 265	778 338
XII. Current liabilities	3 062 154	2 628 449	763 801	778 039
XIII. Shareholders' equity	238 276	729 334	59 434	215 888
XIV. Share capital	83 770	83 770	20 895	24 796
XV. Number of shares	83 770 297	83 770 297	83 770 297	83 770 297
XVI. Profit (loss) per ordinary share (in PLN/EURO)	(5,50)	(4,69)	(1,49)	(1,31)
XVII. Diluted profit (loss) per ordinary share (in PLN/EURO)	(5,50)	(4,69)	(1,49)	(1,31)
XVIII. Wartość księgowa na jedną akcję w (zł / EUR)	2,84	8,71	0,71	2,58
XVIII. Book value per share (in PLN/EURO)	2,84	8,71	0,71	2,58
XIX. Diluted book value per share (in PLN/EURO)				

CONSOLIDATED BALANCE SHEET	As at 30.06.2002 end of quarter (current year)	As at 31.03.2002 end of prior quarter (current year)	As at 30.06.2001 end of quarter (prior year)	As at 31.03.2001 end of prior quarter (prior year)
Assets				
I. Fixed assets	**4 257 268**	**4 231 294**	**8 638 004**	**8 713 819**
1. Intangible assets, of which:	8 186	9 728	694 352	704 459
- goodwill	0	0	966	524
2. Goodwill of subsidiary companies	1 549 560	1 583 112	3 500 482	3 580 900
3. Tangible fixed assets	2 100 942	1 925 716	3 086 919	3 038 829
4. Long-term receivables	222 070	240 444	289 271	320 610
4.1. From associated companies	0	0	316	162
4.2. From other companies	222 070	240 444	288 955	320 448
5. Long-term investment	325 820	427 807	1 022 422	1 028 600
5.1. Real estate	108 377	108 377	108 377	108 377
5.2. Intangible assets	0	0	0	0
5.3.Long-term financial fixed assets	217 443	319 430	773 072	770 288
a) in associated companies, of which:	209 773	311 226	681 894	668 496
- shares in subsidiary companies subject to valuation by equity method	136 576	240 781	616 124	553 919
- shares in subsidiary companies not subject to consolidation	68 725	65 937	7 956	54 940
b) in other companies	7 670	8 204	91 178	101 792
5.4. Other long-term investment	0	0	140 973	149 935
6. Long-term deferred expenses and income taxes	50 690	44 487	44 558	40 421
6.1. Deferred income taxes	43 929	40 271	38 450	25 060
6.2. Other deferred assets	6 761	4 216	6 108	15 361
II. Current assets	**2 400 835**	**2 631 566**	**2 018 655**	**2 241 457**
1. Inventories	80 373	76 322	254 352	279 469
2. Current receivables	702 457	856 907	870 101	964 075
2.1. From associated companies	212 790	149 822	39 750	35 132

2.2. From other companies	489 667	707 085	830 351	928 943
3. Current investment	1 510 593	1 598 474	729 446	759 220
3.1. Current financial assets	1 509 720	1 598 474	729 446	759 220
a) in associated companies	427 948	426 709	333 786	384 982
b) in other companies	147 490	132 259	136 174	76 981
c) cash and cash equivalents	934 282	1 039 506	259 486	297 257
3.2. Other current investment	873	0	0	0
4. Current deferred expenses and income taxes	107 412	99 863	164 756	238 693
Total assets	**6 658 103**	**6 862 860**	**10 656 659**	**10 955 276**

Liabilities				
I. Shareholders' equity	**238 276**	**633 768**	**729 334**	**1 048 451**
1. Share capital	83 770	83 770	83 770	83 770
2. Not paid-up share capital (negative value)	0	0	0	0
3. Own shares (negative value)	0	0	0	0
4. Reserve capital	689 161	618 587	855 062	898 672
5. Revaluation reserve capital	78 396	81 434	81 402	81 968
6. Other reserve capitals	48 886	40 446	53 224	57 798
7. Exchange translation differences in subsidiary companies	6 240	6 268	60 101	48 861
a) foreign exchange gains	11 068	11 012	64 283	51 492
b) foreign exchange loss	(4 828)	(4 744)	(4 182)	(2 631)
8. Prior years' profit (loss)	(207 404)	(145 378)	(11 179)	(48 005)
9. Net profit (loss)	(460 773)	(51 359)	(393 046)	(74 613)
10. Net profit write-offs during financial year (negative value)	0	0	0	0
II. Shareholders' equity in minorities	**1 118 907**	**1 140 040**	**3 209 640**	**3 204 599**
III. Negative goodwill of subsidiary companies	**14 428**	**11 956**	**20 744**	**22 964**
IV. Liabilities and provisions for liabilities	**5 286 492**	**5 077 096**	**6 696 941**	**6 679 262**
1. Provisions for liabilities	1 099 654	942 376	1 237 614	1 088 711
1.1. Provisions for deferred income tax	579 049	575 178	651 672	644 273
1.2. Provisions for pension and similar allowances	63 572	65 767	76 966	81 060
a) long-term	40 182	52 310	56 855	60 233
b) current	23 390	13 457	20 111	20 827
1.3. Other provisions	457 033	301 432	508 976	363 378
a) long-term	8 439	8 439	126 769	121 762
b) current	448 594	292 993	382 207	241 616
2. Long-term liabilities	213 546	209 906	2 629 458	2 664 901
2.1. To associated companies	0	0	0	0
2.2. To other companies	213 546	209 906	2 629 458	2 664 901
3. Current liabilities	3 062 154	3 036 353	2 628 449	2 665 902
3.1. To associated companies	19 572	14 338	768 753	364 032
3.2. To other companies	3 022 313	3 001 515	1 810 542	2 253 422
3.3. Special funds	20 269	20 500	49 154	48 448
4. Accrued expenses	911 138	888 461	201 420	259 748
4.1. Negative goodwill	0	0	2 388	2 605
4.2. Other accrued expenses	911 138	888 461	199 032	257 143
a) long-term	77 133	81 094	109 032	81 749
b) current	834 005	807 367	90 000	175 394
Total liabilities	**6 658 103**	**6 862 860**	**10 656 660**	**10 955 276**

Book value	**238 276**	**633 768**	**729 334**	**1 048 451**
Number of shares	**83 770 297**	**83 770 297**	**83 770 297**	**83 770 297**
Book value per share (in PLN)	**2,84**	**7,57**	**8,71**	**12,52**
Diluted number of shares	**87 970 297**	**83 770 297**	**111 817 657**	**114 880 573**
Diluted book value per share (in PLN)	**2,84**	**7,57**	**8,71**	**12,52**

If the diluted book value per share were bigger than the undiluted book value per share the lower value is taken as the diluted book value per share.

OFF-BALANCE-SHEET ITEMS (in thousands of PLN)	As at 30.06.2002 end of quarter (current year)	As at 31.03.2002 end of prior quarter (current year)	As at 30.06.2001 end of quarter (prior year)	As at 31.03.2001 end of prior quarter (prior year)
1. Conditional receivables	**339 246**	**326 746**	**155 092**	**148 237**
1.1. From associated companies (in virtue of)	6 187	9 244	1 434	1 606
- guarantees received	1 900	9 244	1 250	1 606
- other conditional receivables	4 287	0	184	0
- other off-balance sheet receivables	0	0	0	0
1.2. From other companies (in virtue of)	333 059	317 502	153 658	146 631
- guarantees received	261 216	261 148	88 323	92 477
- other conditional receivables	23 907	6 258	14 958	4 362
- other off-balance sheet receivables	47 936	50 096	50 377	49 792
2. Conditional liabilities	**632 337**	**635 572**	**623 058**	**549 428**
2.1. To associated companies (in virtue of)	81 895	202 619	49 129	18 852
- guarantees received	47 659	202 619	14 408	18 852
- other conditional receivables	34 236	0	34 721	0
- other off-balance sheet receivables	0	0	0	0
2.2. To other companies (in virtue of)	550 442	432 953	573 929	530 576
- guarantees granted	310 560	360 675	308 740	362 868
- other conditional receivables	136 929	36 160	191 302	93 386
- other off-balance sheet receivables	102 953	36 118	73 887	74 322
3. Other (in virtue of)	**6 538**	**6 112**	**17 425**	**18 434**
Total off-balance sheet items	**978 121**	**968 430**	**795 575**	**716 099**

CONSOLIDATED PROFIT AND LOSS ACCOUNT	2 Q (current year) from 01.04.2002 to 30.06.2002	2 Q cumulative (current year) from 01.01.2002 to 30.06.2002	2 Q (prior year) from 01.04.2001 to 30.06.2001	2 Q cumulative (prior year) from 01.01.2001 do 30.06.2001
I. Net sales revenues, of which:	**501 099**	**1 069 382**	**904 403**	**1 755 786**
- from associated companies	723	2 613	6 153	9 124
1. Net sales of products	81 494	263 788	654 844	1 267 053
2. Net sales of merchandise and raw materials	419 605	805 594	249 559	488 733
II. Cost of sales, of which:	**469 966**	**969 398**	**796 061**	**1 522 111**
- from associated companies	100	263	4 070	8 408
1. Cost of products sold	60 247	193 490	577 783	1 075 825
2. Value of merchandise and raw materials sold	409 719	775 908	218 278	446 286
III. Gross profit (loss) on sales (I-II)	**31 133**	**99 984**	**108 342**	**233 675**
IV. Selling expenses	65 137	76 265	33 987	76 364
V. General administrative expenses	45 460	90 818	121 290	240 449
VI. Profit (loss) on sales (III-IV-V)	**(79 464)**	**(67 099)**	**(46 935)**	**(83 138)**
VII. Other operating income	7 908	12 115	59 298	88 125
1. Income on sale of non-financial fixed assets	36	262	829	1 017
2. Subsidies	105	202	376	959
3. Other operating income	7 767	11 651	58 093	86 149
VIII. Other operating costs	48 230	51 943	92 346	183 565
1. Loss on sale of non-financial fixed assets	1	1	956	1 058
2. Revaluation of non-financial assets	36	36	0	0
3. Other operating costs	48 193	51 906	91 390	182 507
IX. Profit (loss) on operating activities (VI+VII-VIII)	**(119 786)**	**(106 927)**	**(79 983)**	**(178 578)**
X. Financial income	91 254	118 192	197 303	366 829
1. Dividends and participation in profits, of which:	0	102	694	694
- in associated companies	0	0	681	681
2. Interest, of which:	40 330	62 046	(126 404)	6 286
- from associated companies	28 698	36 081	(20 031)	19 011

3. Profit on disposal of investments	2 143	3 774	37 792	39 911
4. Revaluation of investments	5	363	12 044	14 206
5. Other	48 776	51 907	273 177	305 732
XI. Financial costs	287 663	339 528	385 313	625 677
1. Interest, of which:	221	19 522	125 909	234 203
- from associated companies	2 278	2 278	0	4 235
2. Loss on disposal of investments	0	1	13 294	27 618
3. Revaluation of investments	36	23 398	98 316	98 697
4. Other	287 406	296 607	147 794	265 159
XII. Profit (loss) on disposal of all or part of shares in subsidiary companies	0	9 783	(12 659)	117 161
XIII. Profit (loss) on ordinary activities (IX+X-XI+/-XII)	**(316 195)**	**(318 480)**	**(280 652)**	**(320 265)**
XIV. Extraordinary items (XIII.1. - XIV.2.)	0	46	(150)	(319)
1. Extraordinary profit	0	61	469	540
2. Extraordinary loss	0	15	619	859
XV. Amortisation of goodwill of subsidiary companies	33 552	67 104	104 746	185 807
XVI. Amortisation of negative goodwill of subsidiary companies	818	1 620	2 220	4 395
XVII. Profit (loss) before taxes (XIII+/-XIV-XV+XVI)	***(348 929)***	***(383 918)***	***(383 328)***	***(501 996)***
XVIII. Corporate income tax	(22 892)	(15 427)	(2 690)	3 962
a) current	(23 448)	(10 754)	9 670	28 545
b) deferred	556	(4 673)	(12 360)	(24 583)
XIX. Other obligatory profit decreases (loss increases)	(84)	13	129	129
XX. Share of profits (losses) of subsidiary companies subject to valuation by equity method	(111 102)	(109 306)	77 735	148 386
XXI. Profit (loss) in minorities	27 641	17 037	(15 401)	(35 345)
XXII. Net profit (loss) (XVII-XVIII-XIX+/-XXI)	**(409 414)**	**(460 773)**	**(318 433)**	**(393 046)**
EBITDA	**(74 560)**	**(50 747)**	**(1 756)**	**(30 763)**

Net profit (loss) for 12 months	**(497 396)**		**(967 526)**	
Weighted average number of ordinary shares	**83 770 297**		**83 770 297**	
Profit (loss) per ordinary share (in PLN)	**(5,94)**		**(11,55)**	
Weighted average diluted number of ordinary shares	**87 970 297**		**111 817 657**	
Diluted profit (loss) per ordinary share (in PLN)	**(5,94)**		**(11,55)**	

With regard to the fact that diluted net profit per share in 2 Q 2001 and 2 Q 2002 would be lower than undiluted net profit per share the lower value is taken as the diluted book value per share.

CHANGES IN CONSOLIDATED SHAREHOLDERS' EQUITY	2 Q (current year) from 01.04.2002 to 30.06.2002	2 Q cumulative (current year) from 01.01.2002 to 30.06.2002	2 Q (prior year) from 01.04.2001 to 30.06.2001	2 Q cumulative ((prior year) from 01.01.2001 to 30.06.2001
I. Shareholders' Equity at the beginning of the period (opening balance)	**575 016**	**530 494**	**1 052 699**	**1 050 461**
a) restatement for changes in applied accounting principles (policies)	57 032	150 463	(6 165)	85 895
b) adjustments of material misstatements	0	0	0	0
I.a. Shareholders' Equity at the beginning of the period (opening balance), after restatement to comparative data	**632 048**	**680 957**	**1 046 534**	**1 136 356**
1. Share capital at the beginning of the period	**83 770**	**83 770**	**83 770**	**83 770**
1.1. Changes in share capital	0	0	0	0
a) additions, of which:	0	0	0	0
- issue of shares	0	0	0	0
- increase in nominal value of shares	0	0	0	0
- other	0	0	0	0
b) deductions (of which):	0	0	0	0
- amortisation of shares	0	0	0	0
- other	0	0	0	0

1.2. Share capital at the end of the period	**83 770**	**83 770**	**83 770**	**83 770**
2. Unpaid share capital at the beginning of the period	**0**	**0**	**0**	**0**
2.1. Change in unpaid share capital	0	0	0	0
a) additions	0	0	0	0
b) deductions	0	0	0	0
2.2. Unpaid share capital at the end of period	**0**	**0**	**0**	**0**
3. Own shares at the beginning of the period	**0**	**0**	**0**	**0**
3.1. Change in own shares	0	0	0	0
a) additions	0	0	0	0
b) deductions	0	0	0	0
3.2. Own shares at the end of the period	**0**	**0**	**0**	**0**
4. Reserve capital at the beginning of the period	**618 587**	**851 609**	**898 672**	**929 667**
4.1. Change in reserve capital	70 574	(162 448)	(43 610)	(74 605)
a) additions of which:	70 574	536 015	12 679	59 587
- issuance of shares above nominal value	0	0	0	0
- appropriation of profit (by law)	15 230	15 230	5 206	5 206
- appropriation of profit (in excess of value required by law	5 745	470 253	7 394	53 884
- capital contributed additionally	0	0	0	0
- reclassification from revaluation reserve capital relating to sold and liquidated fixed assets	529	539	77	100
- accountancy re-adjustment of sold company	0	0	0	0
- other	49 070	49 993	2	397
b) deductions (of which)	0	698 463	56 289	134 192
- coverage of loss	0	0	54 626	131 272
- accountancy re-adjustment of sold company	0	697 663	0	1 242
- other	0	800	1 663	1 678
4.2. Reserve capital at the end of the period	**689 161**	**689 161**	**855 062**	**855 062**
5. Revaluation reserve capital at the beginning of the period	**81 433**	**79 655**	**81 968**	**82 494**
5.1. Changes in revaluation reserve capital	(3 037)	(1 259)	(566)	(1 092)
a) additions (of which)	287	3 132	124	139
- revaluation	88	88	0	0
- foreign currency translation differences on foreign branches	0	347	124	124
- other	199	2 697	0	15
b) deductions (of which)	3 324	4 391	690	1 231
- disposal of tangible fixed assets	529	539	77	100
- accountancy re-adjustment of sold companies	0	0	0	0
- deferred tax	0	1 048	0	0
- foreign currency translation differences on foreign branches	1 317	1 322	296	501
- other	1 478	1 482	317	630
5.2. Revaluation reserve capital at the end of the period	**78 396**	**78 396**	**81 402**	**81 402**
6. Other reserve capitals at the beginning of the period	**40 446**	**39 801**	**57 798**	**57 817**
6.1. Changes in other reserve capitals	8 440	9 085	(4 574)	(4 593)
a) additions (of which):	8 440	9 096	2 703	2 713
- accountancy readjustment of previous year's result	0	10	1 499	1 509
- restructuring agreement	0	0	0	0
- other	8 440	9 086	1 204	1 204
b) deductions (of which):	0	11	7 277	7 306
- accountancy readjustment of sold companies	0	11	0	0
- restructuring agreement	0	0	0	0
- other	0	0	7 277	7 306
6.2. Other reserve capitals at the end of the period	**48 886**	**48 886**	**53 224**	**53 224**
7. Exchange translation differences on subsidiary companies	**6 240**	**6 240**	**60 101**	**60 101**
8. Retained earnings (accumulated loss) at the beginning of the period	**(163 185)**	**(49 327)**	**(48 822)**	**957 374**
8.1. Retained earnings at the beginning of the period	**1 681 984**	**1 518 034**	**1 537 034**	**1 494 610**
a) restatement for changes in accepted accounting principles (policies)	(81 504)	(4 791)	(2 294)	(15 920)
b) adjustments of material misstatements	0	0	0	0

8.2. Retained earnings at the beginning of the period, after restatement *to comparative data*	**1 600 480**	**1 513 243**	**1 534 740**	**1 478 690**
a) additions (of which):	0	564 822	0	102 977
- appropriation of retained profit	0	564 822	0	102 977
- accountancy re-adjustment of sold company	0	0	0	0
- other	0	0	0	0
b) deductions (of which)	62 495	540 080	19 458	66 385
- appropriation of profits	55 822	520 345	13 617	60 544
- accountancy re-adjustment of sold company	0	0	0	0
- other	6 673	19 735	5 841	5 841
8.3. Retained earnings at the end of the period	**1 537 985**	**1 537 985**	**1 515 282**	**1 515 282**
8.4. Accumulated loss at the beginning of the period	**(1 845 169)**	**(1 567 361)**	**(1 585 856)**	**(537 236)**
a) restatement for changes in accepted accounting principles (policies)	97 591	49 030	1 194	15 195
b) adjustments of material misstatements	0	0	0	0
8.5. Retained earnings at the beginning of the period, after restatement to comparative data	**(1 747 578)**	**(1 518 331)**	**(1 584 662)**	**(522 041)**
a) additions (of which)	0	(994 503)	(1 237)	(1 141 736)
- addition from loss for previous years to be covered	0	(994 491)	0	(1 139 738)
- accountancy re-adjustment of sold company	0	0	0	0
- other	0	(12)	(1 237)	(1 998)
b) deductions (of which)	(2 189)	(767 445)	(59 438)	(137 316)
- coverage of loss	0	0	(57 636)	(57 636)
- accountancy re-adjustment of sold company	0	(739 651)	0	(1 232)
- other	(2 189)	(27 794)	(1 802)	(78 448)
8.6. Accumulated loss at the end of the period	**(1 745 389)**	**(1 745 389)**	**(1 526 461)**	**(1 526 461)**
8.7. Retained earnings (loss) at the end of the period	**(207 404)**	**(207 404)**	**(11 179)**	**(11 179)**
8. Net result	**(460 773)**	**(460 773)**	**(393 046)**	**(393 046)**
a) net profit	**0**	**0**	**0**	**0**
b) net loss	**(460 773)**	**(460 773)**	**(393 046)**	**(393 046)**
c) write-offs from profit	**0**	**0**		**0**
II. Shareholders' Equity at the end of the period (closing balance)	**238 276**	**238 276**	**729 334**	**729 334**
III. Shareholders' Equity following the proposed appropriation of profit (coverage of loss)				

CONSOLIDATED STATEMENT OF CASH FLOWS	2 Q (current year) from 01.04.2002 to 30.06.2002	2 Q cumulative (current year) from 01.01.2002 to 30.06.2002	2 Q (prior year) from 01.04.2001 to 30.06.2001	2 Q cumulative ((prior year) from 01.01.2001 to 30.06.2001
A. Cash flows from operating activities - indirect method				
I. Net profit (loss)	**(409 414)**	**(460 773)**	**(318 433)**	**(393 046)**
II. Total adjustments	**336 806**	**174 020**	**536 903**	**716 692**
1. Profit (loss) in minorities	(27 641)	(17 037)	15 401	35 345
2. Share of net profits (losses) of companies subject to valuation by the equity method	111 102	109 306	(77 735)	(148 386)
3. Depreciation and amortisation	77 960	121 664	180 754	329 227
- depreciation of goodwill of subsidiary companies or negative goodwill of subsidiaries	32 734	65 484	102 527	181 412
4. (Gain) loss on foreign exchange differences	124	(28 341)	(19 819)	(32 545)
5. Interest and dividends	(21 466)	(17 925)	151 572	192 770
6. Profit (loss) on investing activities	(3 755)	7 992	21 980	(97 347)
7. Change in provisions	138 759	137 884	172 910	189 739
8. Change in inventories	(3 779)	(4 658)	23 580	20 628
9. Change in receivables	188 075	1 260	240 933	277 489
10. Change in current liabilities (excluding loans and credits)	(172 937)	(159 393)	90 804	76 004
11. Change in deferred and accrued expenses	37 679	5 831	(27 273)	(19 403)
12. Other adjustments	12 685	17 437	(236 204)	(106 829)
III. Net cash flows from operating activities (I+/-II)	**(72 608)**	**(286 753)**	**218 470**	**323 646**

B. Cash flows from investing activities			**0**	
I. Income	**384 254**	**897 476**	**249 551**	**290 844**
1. Sale of intangibles and tangible fixed assets	51 956	51 985	1 378	2 118
2. Sale of real estate and intangible assets	0	0	0	0
3. From financial assets, of which:	412 341	841 778	245 382	283 044
a) in associated companies	373	419 509	2 724	2 367
- sale of financial assets	373	419 509	278	(79)
- dividends and share in profits	0	0	681	681
- repayment of long-term loans	0	0	1 765	1 765
- interest	0	0	0	0
- other income from financial assets	0	0	0	0
b) in other companies	411 968	422 269	242 658	280 677
- sale of financial assets	411 405	419 278	237 421	274 896
- dividends and share in profits	0	102	37	37
- repayment of long-term loans	378	436	251	309
- interest	185	205	4 949	5 435
- other income from financial assets	0	2 248	0	0
4. Other income from investing activities	(80 043)	3 713	2 791	5 682
II. Expenses	**(411 992)**	**(600 048)**	**(397 201)**	**(634 162)**
1. Acquisition of intangible and tangible fixed assets	(57 375)	(87 502)	(95 722)	(178 701)
2. Investment in real estate and intangibles	(342)	(518)	0	0
3. On financial assets, of which:	(348 799)	(506 552)	(292 927)	(332 581)
a) in associated companies	0	0	(46 135)	(61 664)
- acquisition of financial assets	0	0	(46 135)	(61 664)
- long-term loans extended	0	0	0	0
b) in other companies	(348 799)	(506 552)	(246 792)	(270 917)
- acquisition of financial assets	(348 799)	(506 552)	(246 792)	(270 917)
- long-term loans extended	0	0	0	0
4. Dividends and other share in profits paid to minorities	0	0	0	0
5. Other investment expenses	(5 476)	(5 476)	(8 552)	(122 880)
III. Net cash flows from investing activities (I+/-II)	**(27 738)**	**297 428**	**(147 650)**	**(343 318)**
C. Cash flows from financial activities			**0**	
I. Income	**9 559**	**20 387**	**504 149**	**1 015 447**
1. Net income from issuance of shares and other capital instruments and additional payment to capital	450	450	(107)	0
2. Credits and loans	800	3 500	252 319	589 748
3. Issuance of debt securities	0	0	248 124	400 033
4. Other financial income	8 309	16 437	3 813	25 666
II. Expenses	**(14 437)**	**(79 007)**	**(612 740)**	**(1 091 977)**
1. Acquisition of own shares	0	0	0	0
2. Dividends and payment to shareholders	0	0	0	0
3. Other expenses relating to appropriation of profits other than payments to shareholders	0	0	0	0
4. Repayment of credits and loans	(6 903)	(65 595)	(252 498)	(536 626)
5. Redemption of debt securities	0	0	(169 613)	(279 876)
6. Other financial liabilities	27	0	0	0
7. Payment of liabilities due on financial leasing agreements	(1 185)	(2 503)	(1 150)	(4 913)
8. Interest	(6 376)	(10 909)	(113 505)	(193 696)
9. Other financial expenses	0	0	(75 974)	(76 866)
III. Net cash flows from financial activities (I-II)	**(4 878)**	**(58 620)**	**(108 591)**	**(76 530)**
D. Total net cash flows (A.III+/-B.III+/-C.III)	**(105 224)**	**(47 945)**	**(37 771)**	**(96 202)**
E. Change in balance-sheet cash and cash equivalents, of which:	**(105 224)**	**(47 945)**	**(37 771)**	**(96 202)**
- change in cash and cash equivalents by virtue of foreign exchange differences	0	0	(69)	(523)
F. Cash and cash equivalents - beginning of period	**1 039 506**	**982 227**	**297 257**	**355 688**
G. Cash and cash equivalents - end of period (F+/-D), of which:	**934 282**	**934 282**	**259 486**	**259 486**
- cash and cash equivalents with a restricted possibility of disposal	(256)	200 528	23 661	161 181

4. **Announcement dated 19 August 2002 :**
The Management Board of Elektrim S.A. announces that on 19 August 2002, the agreement dated 12 May 2002 executed between Elektrim S.A., BRE Bank S.A. and Eastbridge NV has been amended. Pursuant to the above agreement, the consortium of BRE Bank S.A. and Eastbridge NV were granted exclusivity right to negotiations relating to the transfer by Elektrim S.A. of 49% of shares in Elektrim Telekomunikacja Sp. z o.o. and 49% of shares in Carcom Warszawa Sp. z o.o. and one share in Polska Telefonia Cyfrowa sp. z o.o.

The Exclusivity Agreement has been prolonged until 26 August 2002.
All other provisions of the agreement remain unchanged.

5. **Announcement dated 23 August 2002:**
The Management Board of Elektrim S.A. announces that on 23 August 2002 it received the decision of the Warsaw Regional Court dated 23 August 2002 awarding that the decision of the Warsaw Regional Court dated 7 August 2002 on discontinuing the appellate proceeding commenced as a result of the appeal filed by Elektrim S.A. as debtor and Fabryka Kotłów RAFAKO S.A., Fabryki Aparatów Elektrycznych APENA S.A. and The Law Debenture Trust Corporation p.l.c. as creditors against the decision of the lower court dated 23 April 2002 on discontinuing the composition proceeding has become final and effective. (Current report no 119).

6. **Announcement dated 23 August 2002:**
The Management Board of Elektrim S.A. announces that on 22 August 2002 it withdrew claims filed on 25 April 2002 in the Warsaw Regional Court against BRE Bank S.A. claiming payment of PLN 62,706,593.54 plus interest accrued until the date of payment, and against PeKaO S.A. claiming payment of PLN 35,075,324.80 plus interest accrued until the date of payment (current report no 57/02, 61/02 and 80/02).

The reason for the withdrawal is the high court fees and the cost of legal services, as well as the termination of the composition proceeding.

7. **Announcement dated 27 August 2002:**
The Management Board of Elektrim S.A. announces that the exclusivity for the consortium of BRE Bank S.A. and Eastbridge N.V. granted by the agreement dated 12 May 2002 has not been prolonged. The exclusivity period expired on 26 August 2002. (current report no 86/02, 114/02 and 120/02).

8. **Announcement dated 28 August 2002:**
The Management Board of Elektrim S.A. announces that on 27 August 2002 it was notified that pursuant to the decision of the Regional Prosecutor's Office in Warsaw dated 14 August 2002, the investigation had been commenced relating to using confidential information in the period from 28 August 2001 to 9 January 2002 in public trading of securities relating to the financial and economic status of Elektrim S.A. by entities acquiring Elektrim's shares on the Stock Exchange, i.e. act under art. 176 section 2 of the Law on Public Trading of Securities of 27 August 1997. (Current report no 21/02). The investigation represents the continuation of the investigation referred to in current report no 33/02.

9. Announcement dated 29 August 2002:
On 28 August, 2002, Elektrim S.A. gave notice to the holders of the PLN 1,795,024,000 (Euro 440,000,000) 3.75% Euro-Linked Exchangeable Bonds due 2004 of Elektrim Finance B.V. irrevocably and unconditionally guaranteed by Elektrim S.A., that the Restructuring Date for the Bonds will be 4 September 2002. On that date, the conditions precedent to the modifications referred to in the Extraordinary Resolution of the Bondholders, dated 31 July 2002, will be satisfied or waived and the various restructuring documents implementing the Extraordinary Resolution will be executed. Accordingly, the accounts of the holders of the Bonds will be blocked beginning 2 September 2002 through 6 September 2002.

Yours faithfully,

PREZES ZARZĄDU
Wojciech Janczyk